SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

CAPITOL ACQUISITION CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

14055E 203

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055E 203	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark D. Ein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 5,938,836 Shares
6. Shared Voting Power 0
7. Sole Dispositive Power 5,938,836 Shares
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,938,836 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14055E 203	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capitol Acquisition Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 5,938,836 Shares
6. Shared Voting Power 0
7. Sole Dispositive Power 5,938,836 Shares
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,938,836 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14055E 203	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Capitol Acquisition Corp. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

509 7th Street, N.W., Washington, D.C. 20004

Item 2(a).	Name of Persons Filing:

Mark D. Ein (“Ein”) and Capitol Acquisition Management LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of Ein and Capitol Acquisition Management LLC is 509 7th Street, N.W., Washington, D.C. 20004

Item 2(c).	Citizenship:

Ein is a United States citizen; Capitol Acquisition Management LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

14055E 203

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 14055E 203	13G	Page 5 of 7 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Ein beneficially owns 5,938,836 shares of common stock, representing shares held by Capitol Acquisition Management LLC, an entity which Ein controls. This amount does not include 3,040,000 shares of common stock issuable upon exercise of warrants held by Ein, none of which are exercisable and will not become exercisable within 60 days.

(b)	Percent of Class:

18.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

5,938,836 shares of common stock

(ii)	Shared power to vote or to direct the vote:

0 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

5,938,836 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of common stock

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

CUSIP No. 14055E 203	13G	Page 6 of 7 Pages

Item 10.	Certifications.

None.

CUSIP No. 14055E 203	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

/s/ Mark D. Ein
Mark D. Ein

Capitol Acquisition Management LLC

By:	/s/ Mark Ein
Mark Ein Managing Member

JOINT FILING AGREEMENT

AGREEMENT dated as of February 11, 2008, between Mark D. Ein and Capitol Acquisition Management LLC (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, $.0001 par value per share, of Capitol Acquisition Corp. (“Schedule 13G”).

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: February 11, 2008

/s/ Mark D. Ein
Mark D. Ein

CAPITOL ACQUISITION MANAGEMENT LLC

By:	/s/ Mark D. Ein
Name: Mark D. Ein Title: Managing Member